SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         The Bear Stearns Companies Inc.
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                                (Name of Issuer)

                          Common Stock, par value $1.00
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                         (Title of Class of Securities)

                                    073902108
         --------------------------------------------------------------
                                 (CUSIP Number)

       James E. Cayne, Chairman of the Board and Chief Executive Officer, The Bear Stearns Companies Inc., 383 Madison Avenue, New York, NY 10179
                                 (212) 272-2000

                                 with a copy to:
                                 Dennis J. Block
                        Cadwalader, Wickersham & Taft LLP
                       100 Maiden Lane, New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 25, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  073902108                                       PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James E. Cayne
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        PF, OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                        7       SOLE VOTING POWER
                                6,360,374
      NUMBER OF                 (See Item 5)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   6,360,374
                                (See Item 5)
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,406,043   (See Item 5)
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.3%
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14        TYPE OF REPORTING PERSON (See Instructions)

          IN
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

                                  SCHEDULE 13D

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CUSIP No.  073902108                                        PAGE 3 OF 5 PAGES
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      This Amendment No. 1 to the Schedule 13D filed by James E. Cayne dated
October 1, 2001 (the "Schedule 13D") amends Items 1, 2, 3 and 5 of the Schedule 13D as follows:

Item 1.     Security and issuer.

Item 1. is hereby amended as follows:

            The address of the Corporation's principal executive office is 383 Madison Avenue, New York, NY 10179.

Item 2.     Identity and Background.

Item 2. (b) and (c) are hereby amended as follows:

            (b) The business address of the Reporting Person is: c/o The Bear Stearns Companies Inc., 383 Madison Avenue, New York, NY 10179.

            (c) The address of the Corporation is: 383 Madison Avenue, New York, NY 10179.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3. is hereby amended as follows:

            The Reporting Person acquired beneficial ownership of shares of Common Stock pursuant to open market purchases by payment of personal funds and in connection with the succession of the Corporation to the business of Bear, Stearns & Co., a New York limited partnership. The Reporting Person has also acquired and will acquire beneficial ownership of shares of Common Stock pursuant to the Corporation's Performance Compensation Plan (the "Performance Compensation Plan"), the Corporation's Capital Accumulation Plan for Senior Managing Directors (the "Capital Accumulation Plan") and the Corporation's Stock Award Plan (the "Stock Award Plan"). As of September 19, 2003, the Reporting Person has beneficial ownership of 72,427 shares of Common Stock representing shares issuable pursuant to presently exercisable options acquired pursuant the Stock Award Plan. As of September 19, 2003, the Reporting Person expects to acquire beneficial ownership of 1,572,285 shares of Common Stock, consisting of a corresponding number of CAP Units issued under the Capital Accumulation Plan which will be distributed as shares of Common Stock on or about November 25, 2003. All of such shares were acquired (and in the future will be acquired) pursuant to the respective terms of such compensation, benefit and similar plans, in consideration of services rendered and, in the case of shares to be acquired pursuant to an exercise of options granted under any such compensation and benefit plan, will be acquired by payment of the exercise price of such options.

                                  SCHEDULE 13D

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CUSIP No.  073902108                                        PAGE 4 OF 5 PAGES
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Item 5.     Interest in Securities of the Issuer.

Item 5. (a), (b) and (d) are hereby amended as follows:

            (a) According to information provided by the Corporation, as of July 11, 2003, the Corporation had issued and outstanding 99,702,648 shares of Common Stock.

            The Reporting Person is the beneficial owner of 6,406,043 shares of Common Stock or 6.3% of the outstanding Common Stock, consisting of: (i) 4,833,758 shares of Common Stock owned directly, (ii) 72,427 shares of Common Stock representing shares issuable pursuant to presently exercisable options acquired pursuant to the Stock Award Plan, (iii) 1,572,285 shares of Common Stock which the Reporting Person has a right to acquire within approximately 60 days in connection with the distribution of CAP Units under the Capital Accumulation Plan, (iv) 45,669 shares of Common Stock held by the Reporting Person's spouse and (v) 250,215 shares of Common Stock held by The James E. Cayne and Patricia D. Cayne Charitable Trust (the "Charitable Trust"). The Reporting Person expressly disclaims beneficial ownership of the 45,669 shares of Common Stock held by the Reporting Person's spouse. In addition, except to the extent of his fiduciary voting and investment power with respect to the shares of Common Stock held by the Charitable Trust, the Reporting Person has no beneficial interest, and expressly disclaims any beneficial ownership, in the 250,215 shares of Common Stock held by the Charitable Trust.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 6,360,374 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 6,360,374 shares of Common Stock. The Reporting Person's spouse has the sole power to vote, or to direct the vote of, 45,669 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 45,669 shares of Common Stock.

            (d) The Charitable Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 250,215 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 45,669 shares of Common Stock beneficially owned by the Reporting Person.

                                  SCHEDULE 13D

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CUSIP No.  073902108                                        PAGE 5 OF 5 PAGES
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 19, 2003





                                       JAMES E. CAYNE



                                       /s/ James E. Cayne
                                       ---------------------------